Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-5546
ETATS-UNIS

30 May 2006
VIA EDGAR (CORRESPONDENCE) AND OVERNIGHT COURIER

Re:	Alcatel
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 001-11130
Dear Ms. Blye:
          I am writing in response to your letter of May 4, 2006 (the “May Letter”). Reference is also made to your letters of September 29, 2005, and December 30, 2005, and our responses of November 18, 2005 (the “November Letter”) and March 6, 2006 (the “March Letter”).
     The numbered paragraphs below correspond to the numbered paragraphs in the May Letter. For your convenience, your comments are set forth in italics in this letter, followed by Alcatel’s responses.
     1. We note your response of March 6, 2006, filed on Form 6-K. In your qualitative materiality analysis set forth in your numbered response 1/3., you address only your operations in Sudan. Please expand your qualitative analysis to address your operations in Syria and Iran. Address specifically whether your operations under the terms of your sub-contract for the National Oil Company of Iran and your contract with the National Gas Company of Iran reasonably may be viewed as enhancing Iran’s financial ability to support terrorist activity and weapons development programs by directly facilitating the development and production of that country’s income-producing petroleum and natural gas resources. Address also whether those activities, while not financially significant to you, may negatively impact your reputation and share value because they may be deemed to directly facilitate the development and production of income-producing Iranian resources.

     Although our response in the March Letter was focused on Sudan, the country you used as an example in your query, our analysis applies to our activities in Iran and Syria. Assuming that all U.S. based pension funds and endowments were to divest their direct Alcatel stockholdings in response to our operations in Iran and Syria, we do not believe such divestiture would have a material impact on the market value of our securities, due to the collectively small shareholdings of these investors compared to the number of our outstanding shares and our trading volume. We believe our activities in those countries have been appropriately disclosed to the public, via press release and, when appropriate, in our public filings. Further, we do not believe that our operations, contacts and arrangements in Sudan, Iran and Syria are material to our business as a whole or that they constitute a material investment risk for our security holders.
     With respect to our Iranian operations, we do not believe that the terms of our sub-contract for the National Oil Company of Iran and our contract with the National Gas Company of Iran, each involving the sale of commercial equipment, should be viewed as enhancing Iran’s financial ability to support terrorist activity and weapons development programs nor that they should be perceived as doing so. We believe that the same rationale applies to our other Iranian operations (such as, for example, our current project with the Rafsanjanian Industrial Complex or our other potential projects in Iran) as well as our Syrian operations. Although some investors might view these activities as objectionable, we expect that most Alcatel shareholders are supportive of our global commercial activities.
     Consequently, taking into account our operations in Syria and Iran, as well as Sudan, we do not believe that these activities will negatively impact our reputation or share value.
     2. We are aware of an April 29, 2006, article stating that you have business dealings with Cuba and North Korea, two other countries identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please advise us whether you conduct business with or in those countries. If you do conduct such business, please provide the same type of information and analysis regarding those business dealings and their materiality to you and the security holders as we requested in our prior comments to you regarding your contacts with Iran, Libya, Sudan and Syria.
     A. Our operations in, and ties to, Cuba are as follows:
     The local services of Alcatel in Cuba are conducted through COPAL, which is a Cuban consortium composed of Grupo de la Electronica and Barlotel Ltd., a British joint venture between an Alcatel unit and Batey Barlovento C.A., a Venezuelan entity.
     Alcatel is a supplier in fixed telephony of Empresa Telefonica de Cuba (ETECSA), which has a monopoly over all Cuban telecommunications services. ETECSA is a joint venture between TELAN, a State-owned company, and Telecom Italia that provides fixed, mobile (TDMA and GSM), data and internet services. The approximate value and nature of Alcatel’s main projects with ETESCA for 2006 are € 3.5 million of switching equipment (38KL ),

€ 1.5 million of services and maintenance, € 2.5 million of data equipment (ADSL and backbone) and € 1 million of transmission equipment (fiber and microwave).
     Total Alcatel revenues in 2005 from its Cuban operations were approximately € 12 million, mostly relating to DSLAM.
     B. Our operations in, and ties to, North Korea are as follows:
     We have no legal entity or employees in North Korea, and no budgeted sales in that country for 2006. In the last three years, sales by entities of the Alcatel Group in North Korea were as follows: In 2005, our French unit sold € 113,000 of TDM switching equipment; in 2004, our Chinese joint venture, Alcatel Shanghai Bell, sold € 884,000 of System 12 switches; and in 2003, our French unit sold € 109,000 of multi-service access equipment.
* * *
     We note that the U.S. Department of State has recently decided to establish diplomatic relations with Libya and to remove Libya from the list of countries the United States considers to be state sponsors of terrorism, and we assume that the scope of your inquiry no longer includes Libya. (We note, however, that our conclusion does not change if our activities in Libya are considered.) We confirm that our business in Syria, Iran and Sudan, together with our business in North Korea and Cuba, is not material to our business as a whole, and our belief that this business does not constitute a material investment risk to our security holders. Further, we confirm that we do not believe that any of our equipment (which is “commercial off-the-shelf equipment”) or services used or sold in Syria, Iran and Sudan, or in North Korea or Cuba, has a military purpose or, to the best of our knowledge, understanding and belief, can be put to military use (as above, our statement would also apply to Libya).
     Please contact Ronald R. Papa of Proskauer Rose LLP at (212) 969-3325 should you have any questions concerning this letter.
Very truly yours,
ALCATEL

By:	/s/ JEAN-PASCAL BEAUFRET
Jean-Pascal Beaufret
Chief Financial Officer

cc:	Larry Spirgel, Assistant Director, Division of Corporation Finance James Lopez, Office of Global Security Risk